FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notifiable Share Interest in Maxygen, Inc.

GlaxoSmithKline plc ("GSK") announces that on 10 March 2010 GSK sold its entire holding of 1,433,361 Common shares of Maxygen, Inc. ("Maxygen"), a biopharmaceutical company focused on developing improved versions of protein drugs, located in the United States and whose shares are traded on the NASDAQ Exchange.

Following this transaction, GSK's interest, which was held by its wholly owned subsidiaries Glaxo Group Limited and GlaxoSmithKline Services Unlimited, has reduced from 4.47% to 0% of the outstanding Common shares of Maxygen.  The details of this transaction have been disclosed in the Annual Report of Maxygen on Form 10-K filed with the United States Securities and Exchange Commission.

Simon M Bicknell
Company Secretary

12 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 12, 2010

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc